INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	June 13, 2017

Invictus MD Grants Stock Options

Vancouver, BC, June 13, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS) announced today that it has granted an aggregate of 1,200,000 stock options to certain directors, officers, consultants and employees. The options are exercisable at a price of $1.48 per share for a five-year term and vest immediately.

The Company also announces that Cannera Consulting Corp., an arm’s length consultant, has been issued one million common shares as payment for certain consulting services, including the introduction and integration of the company's recent acquisitions. They are subject to a 4 month restricted period.

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on two main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR, including its wholly owned subsidiary Acreage Pharms Ltd., as well as its investment in the fully licensed facility AB Laboratories Inc.; and Fertilizer and Nutrients through Future Harvest Development Ltd.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Executive Chairman

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

info@invictus-md.com www.invictus-md.com